DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

February 26, 2010

Mr. Reginald Denny
Chief Financial Officer
Arkanova Energy Corporation
2441 High Timbers Drive, Suite 120
The Woodlands, Texas 77380

      Re: **Arkanova Energy Corporation**
               Form 10-K for the Fiscal Year Ended September 30, 2009
               Filed December 23, 2009
               File No. 000-51612

Dear Mr. Denny:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 3: Summary of Significant Accounting Policies, page F-6

1.   We are unable to locate disclosures regarding your accounting policy for asset retirement obligations pursuant to ASC Topic 410-20-50 [paragraph 22 of FAS 143]. Please modify your disclosures to provide this information, or tell us why you believe such information is not required to be disclosed.

Note 4: Acquisition and Disposition of Prism Corporation, page F-8

2.   As your acquisition of all the issued and outstanding shares of Prism Corporation appears to be significant, please tell us what consideration you gave to providing financial statements for the acquired business pursuant to Rule 8-04 of Regulation S-X.

Note 5: Oil and Gas Interests, page F-9

Unproven Properties, Arkansas and Colorado, page F-9

3.   We are unable to locate the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X regarding your unproved properties. Please modify your disclosure to provide this information, or tell us why you believe such information should not be disclosed.

Proven and Developed Properties, Montana, page F-9

4.   We note you recorded an impairment of your proved properties as of December 31, 2008 of approximately $5.5 million. As these properties were the same ones you acquired from Prism Corporation in October 2008, please tell us the specific facts and circumstances that changed from the date of acquisition that resulted in the properties being impaired.

Note 13: Supplemental Oil and Gas Information, page F-15

Standardized Measure of Discounted Future Net Cash Flow, page F-16

5.   Per review of your calculation presented, it appears you increased the amount of your standardized measure of discounted future net cash flows by the impact of the 10% discount factor applied to your future cash flows. Please tell us why your standardized measure increased as a result of applying the discount factor.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Jennifer O'Brien at (202) 551-3721, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

     Sincerely,

     Mark C. Shannon
     Branch Chief